SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Novacea, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

66987B103

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

Exhibit Index Contained on Page 14

CUSIP NO. 66987B103	13 G	Page 2 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Venture Partners V, L.P. (“SVP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,135,224 shares, except that Sofinnova Management V, L.L.C. (“SM V”) and Sofinnova Management V 2005 L.L.C. (“SMV 2005”), the general partners of SVP V, may be deemed to have shared voting power, and Michael F. Powell (“Powell”), Alain L. Azan (“Azan”) and James I. Healy, M.D., Ph.D. (“Healy”), the managing members of SM V and SMV 2005, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,135,224 shares, except that SM V and SMV 2005, the general partners of SVP V, may be deemed to have shared dispositive power and Powell, Azan and Healy, the managing members of SM V and SMV 2005, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,135,224 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 66987B103	13 G	Page 3 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Venture Affiliates V, L.P. (“SVA V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
50,861 shares, except that SM V, the general partner of SVA V, may be deemed to have sole voting power, and Powell, Azan and Healy, the managing members of SM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
50,861 shares, except that SM V, the general partner of SVA V, may be deemed to have sole dispositive power, and Powell, Azan and Healy, the managing members of SM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,861 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 66987B103	13 G	Page 4 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Venture Principals V, LP (“SVPr V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
32,451 shares, except that SM V, the general partner of SVPr V, may be deemed to have sole voting power, and Powell, Azan and Healy, the managing members of SM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
32,451 shares, except that SM V, the general partner of SVPr V, may be deemed to have sole dispositive power, and Powell, Azan and Healy, the managing members of SM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,451 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 66987B103	13 G	Page 5 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Management V, L.L.C. (“SM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

83,312 shares, of which 50,861 shares are owned directly by SVA V and 32,451 shares are owned directly by SVPr V.  SM V, the general partner of SVA V and SVPr V, may be deemed to have sole voting over the shares owned directly by SVA V and SVPr V, and Powell, Azan and Healy, the managing members of SM V, may be deemed to have shared power to vote these shares.

6

SHARED VOTING POWER

2,135,224 shares owned directly by SVP V.  SM V and SMV 2005, the general partners of SVP V, may be deemed to have shared voting power over the shares owned directly by SVA V, and Powell, Azan and Healy, the managing members of both SM V and SMV 2005, may be deemed to have shared power to vote these shares.

7

SOLE DISPOSITIVE POWER
83,312 shares, of which 50,861 shares are owned directly by SVA V and 32,451 shares are owned directly by SVPr V.  SM V, the general partner of SVA V and SVPr V, may be deemed to have sole dispositive power over the shares owned directly by SVA V and SVPr V, and Powell, Azan and Healy, the managing members of SM V, may be deemed to have shared power to dispose of these shares.

8

SHARED DISPOSITIVE POWER

2,135,224 shares owned directly by SVP V.  SM V and SMV 2005, the general partners of SVP V, may be deemed to have shared dispositive power over the shares owned directly by SVA V, and Powell, Azan and Healy, the managing members of both SM V and SMV 2005, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,218,536 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 66987B103	13 G	Page 6 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Management V 2005 L.L.C. (“SMV 2005”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER
2,135,224 shares which are owned directly by SVP V.  SMV 2005 and SM V, the general partners of SVP V, may be deemed to have shared voting power, and Powell, Azan and Healy, the managing members of SMV 2005 and SM V, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER
2,135,224 which are owned directly by SVP V.  SMV 2005 and SM V, the general partners of SVP V, may be deemed to have shared dispositive power, and Powell, Azan and Healy, the managing members of SMV 2005 and SM V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,135,224 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 66987B103	13 G	Page 7 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael F. Powell (“Powell”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
2,218,536 shares, of which 2,135,224 shares are owned directly by SVP V, 50,861 shares are owned directly by SVA V and 32,451 shares are owned directly by SVPr V. SM V is the general partner of SVA V and SVPr V, and Powell, a managing member of SM V, may be deemed to have shared power to vote the shares held by SVA V and SVPr V.  SM V and SMV 2005 are general partners of SVP V, and Powell, a managing member of both SM V and SMV 2005, may be deemed to have shared power to vote the shares held by SVP V.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
2,218,536 shares, of which 2,135,224 shares are owned directly by SVP V, 50,861 shares are owned directly by SVA V and 32,451 shares are owned directly by SVPr V. SM V is the general partner of SVA V and SVPr V, and Powell, a managing member of SM V, may be deemed to have shared power to dispose of the shares held by SVA V and SVPr V.  SM V and SMV 2005 are general partners of SVP V, and Powell, a managing member of both SM V and SMV 2005, may be deemed to have shared power to dispose of the shares held by SVP V.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,218,536 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 66987B103	13 G	Page 8 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alain L. Azan (“Azan”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
2,218,536 shares, of which 2,135,224 shares are owned directly by SVP V, 50,861 shares are owned directly by SVA V and 32,451 shares are owned directly by SVPr V. SM V is the general partner of SVA V and SVPr V, and Azan, a managing member of SM V, may be deemed to have shared power to vote the shares held by SVA V and SVPr V.  SM V and SMV 2005 are general partners of SVP V, and Azan, a managing member of both SM V and SMV 2005, may be deemed to have shared power to vote the shares held by SVP V.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
2,218,536 shares, of which 2,135,224 shares are owned directly by SVP V, 50,861 shares are owned directly by SVA V and 32,451 shares are owned directly by SVPr V. SM V is the general partner of SVA V and SVPr V, and Azan, a managing member of SM V, may be deemed to have shared power to dispose of the shares held by SVA V and SVPr V.  SM V and SMV 2005 are general partners of SVP V, and Azan, a managing member of both SM V and SMV 2005, may be deemed to have shared power to dispose of the shares held by SVP V.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,218,536 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 66987B103	13 G	Page 9 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James I. Healy, M.D., Ph.D. (“Healy”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 68,213 shares (includes 9,375 shares issuable to Healy pursuant to outstanding options exercisable within 60 days of December 31, 2007).
6

SHARED VOTING POWER
2,218,536 shares, of which 2,135,224 shares are owned directly by SVP V, 50,861 shares are owned directly by SVA V and 32,451 shares are owned directly by SVPr V. SM V is the general partner of SVA V and SVPr V, and Healy, a managing member of SM V, may be deemed to have shared power to vote the shares held by SVA V and SVPr V.  SM V and SMV 2005 are general partners of SVP V, and Healy, a managing member of both SM V and SMV 2005, may be deemed to have shared power to vote the shares held by SVP V.

	7	SOLE DISPOSITIVE POWER 68,213 shares (includes 9,375 shares issuable to Healy pursuant to outstanding options exercisable within 60 days of December 31, 2007).
8

SHARED DISPOSITIVE POWER
2,218,536 shares, of which 2,135,224 shares are owned directly by SVP V, 50,861 shares are owned directly by SVA V and 32,451 shares are owned directly by SVPr V. SM V is the general partner of SVA V and SVPr V, and Healy, a managing member of SM V, may be deemed to have shared power to dispose of the shares held by SVA V and SVPr V.  SM V and SMV 2005 are general partners of SVP V, and Healy, a managing member of both SM V and SMV 2005, may be deemed to have shared power to dispose of the shares held by SVP V.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,286,749 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 66987B103	13 G	Page 10 of 15

ITEM 1(A).

NAME OF ISSUER

Novacea, Inc.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

400 Oyster Point Boulevard

Suite 200

South San Francisco, CA 94080

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by Sofinnova Venture Partners V, L.P. (“SVP V”), Sofinnova Venture Affiliates V, L.P. (“SVA V”), Sofinnova Venture Principals V, L.P. (“SVPr V”), Sofinnova Management V, L.L.C. (“SM V”), Sofinnova Management V 2005 LLC (“SMV 2005”), Michael F. Powell (“Powell”), Alain L. Azan (“Azan”) and James I. Healy, M.D., Ph.D. (“Healy”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

SM V, the general partner of SVA V and SVPr V, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SVA V and SVPr V.  Powell, Azan and Healy are the managing members of SM V and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by SVA V and SVPr V.

SM V and SMV 2005, the general partners of SVP V, may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by SVP V.  Powell, Azan and Healy are the managing members of SMV and SMV 2005 and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by SVP V.

ITEM 2(B).

ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

Sofinnova Ventures, Inc.

140 Geary Street, 10th Floor

San Francisco, California  94108

ITEM 2(C)

CITIZENSHIP

SVP V, SVA V and SVPr V are Delaware limited partnerships.  SM V and SMV 2005 are a Delaware limited liability companies.  Powell, Azan and Healy are United States citizens.

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock

CUSIP # 66987B103

ITEM 3.

Not Applicable.

CUSIP NO. 66987B103	13 G	Page 11 of 15

ITEM 4.

OWNERSHIP

The following information with respect to the ownership of the common stock of the issuer by each Reporting Person is provided as of December 31, 2007.

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of SVP V, SVA V and SVPr V, and the limited liability company agreements of SM V and SMV 2005, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP NO. 66987B103	13 G	Page 12 of 15

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATION.

Not applicable.

CUSIP NO. 66987B103	13 G	Page 13 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2008

Sofinnova Venture Partners V, L.P.

/s/ Nathalie Auber

By Sofinnova Management V, L.L.C.

Nathalie Auber, Attorney-in-Fact*

By Sofinnova Management V 2005 L.L.C.

Its General Partners

Sofinnova Venture Affiliates V, L.P.

/s/ Nathalie Auber

By Sofinnova Management V, L.L.C.

Nathalie Auber, Attorney-in-Fact*

Its General Partner

Sofinnova Venture Principals V, L.P.

/s/ Nathalie Auber

By Sofinnova Management V, L.L.C.

Nathalie Auber, Attorney-in-Fact*

Its General Partner

Michael F. Powell

/s/ Nathalie Auber

Nathalie Auber, Attorney-in-Fact*

Alain L. Azan

/s/ Nathalie Auber

Nathalie Auber, Attorney-in-Fact*

James I. Healy, M.D., Ph.D.

/s/ Nathalie Auber

Nathalie Auber, Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 66987B103	13 G	Page 14 of 15

EXHIBIT INDEX

Found on Sequentially Numbered Page
Exhibit
Exhibit A: Agreement of Joint Filing	15

CUSIP NO. 66987B103	13 G	Page 15 of 15

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Novacea, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 11, 2008

Sofinnova Venture Partners V, L.P.

/s/ Nathalie Auber

By Sofinnova Management V, L.L.C.

Nathalie Auber, Attorney-in-Fact*
By Sofinnova Management V 2005 L.L.C.

Its General Partners

Sofinnova Venture Affiliates V, L.P.

/s/ Nathalie Auber

By Sofinnova Management V, L.L.C.

Nathalie Auber, Attorney-in-Fact*

Its General Partner

Sofinnova Venture Principals V, L.P.

/s/ Nathalie Auber

By Sofinnova Management V, L.L.C.

Nathalie Auber, Attorney-in-Fact*

Its General Partner

Michael F. Powell

/s/ Nathalie Auber

Nathalie Auber, Attorney-in-Fact*

Alain L. Azan

/s/ Nathalie Auber

Nathalie Auber, Attorney-in-Fact*

James I. Healy, M.D., Ph.D.

/s/ Nathalie Auber

Nathalie Auber, Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.